IMMEDIATE

16 December 1999

62/99

BHP BOARD APPOINTMENT

The Broken Hill Proprietary Company Limited (BHP) today announced the appointment to the BHP Board of Ben Alberts, a former Executive Director of Iscor Limited and Managing Director of its mining division.

Iscor Limited is a South African-based integrated resources company producing and marketing steel products, coal, iron ore, base metals and industrial minerals. Mr Alberts was Managing Director of Iscor Mining from 1995 to March 1999 and was also responsible for the division's new business initiatives and exploration activities outside of South Africa.

Announcing the appointment, BHP Chairman Don Argus said the Board was delighted to secure the services of Mr Alberts who has extensive international business experience and familiarity with the Australian resources industry.

Prior to being appointed Managing Director of Iscor Mining, Mr Alberts, a resident of South Africa, was Divisional General Manager (Mining) at Iscor and was responsible for all of the Company's mining activities. He was also previously Chairman of Iscor Australia, Hope Downs Management Services Board (Australia) and a director of the Ticor Board of Directors (Australia).

Mr Argus said: "We have committed to broadening the expertise of the BHP Board and Ben Alberts' appointment is a further step in that direction. He has had a distinguished career as Executive Director and Managing Director of a mining division for a large international company."

Mr Alberts joins the BHP Board effective 1 January 2000.

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For more information:

Media Relations: Mandy Frostick, Manager Media Relations

BHP Group

Tel: +61 3 9609 4157

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030

E-Mail: hirsch.pierre.pl@bhp.com.au

ALBERTS, Barend (Ben) Christiaan

Director BHP 2000

Career

Director BHP, 2000; Managing Director Iscor Mining, a division of Iscor Limited, 1995-99; Executive Director, 1993; Divisional General Manager (Mining), 1981; Project Leader Grootegeluk Coal Mine, 1975; Mine Manager Grasvally Chrome Mine, Amcor, 1971; various mining positions at Thabazimbi iron ore mine, Iscor Limited, 1965; Technical Trainee, 1963.

Other Directorships

Xinergistix, Chairman; Graphic Mining Solutions International, Director; Game Farming and Ecotourism Joint Venture, Chairman; University of Pretoria, Chairman.

Previous Directorships

Hope Downs Management Services Board (Australia), Chairman; Ticor Ltd (Australia), Director; Imcor Tin (Namibia), Chairman; Imcor Zinc (Namibia), Chairman; Zincor Ltd, Director; Macsteel International, Director; Iscor International, Director; Iscor Australia, Chairman.

Committees, industry bodies & professional associations

Member of Council of the South African Institute of Mining and Metallurgy (President 1987-88); Member of the University of Pretoria's (UP) Advisory Council of Department of Mining Engineering; Chairman of Standing Committee of UP Council; Member of Afrikaanse Handelsinstituut (Afrikaans Chamber of Commerce).

Personal

Born: Pretoria, South Africa, 1939

Education: Mine Managers Certificate of Competency (Coal Mines), 1970; South African Council for Engineering, Registered Professional Engineer, 1969; Mine Managers Certificate of Competency (Metalliferous Mines), 1968; University of Pretoria, B. Sc. Eng (Mining), 1965; University of Pretoria, B. Sc. Eng (Agriculture), 1963.

Spouse: Ansie van der Wath

Children: 3 sons and 3 daughters

Recreation: golf, rugby and cricket